June 10, 2005

Craig Wilson
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re: The Reynolds and Reynolds Company
    File no. 001-10147
    Form 10-K:  For the Year Ended September 30, 2004
    Form 10-Q:  For the Quarterly Period Ended December 31, 2004

Dear Mr. Wilson,

The following comments are in response to the staff's additional comment letter dated May 17, 2005. For convenience of reference, our responses are organized using the same headings and numbered captions as your letter.

Annual Report on Form 10-K for the Year Ended September 30, 2004

Consolidated Balance Sheets, page 35

Prior Comment no. 2

1.    Comment

      We have considered your response to our prior comment no. 2 and do not find your reasons for omitting a consolidated balance sheet and statement of cash flows persuasive. As previously requested, revise future filings to present consolidated balance sheets and statements of cash flows without segregating your automotive solutions and financial services assets, liabilities and cash flows. Further, ensure to classify your assets and liabilities between current and long-term pursuant to Article 5-02 of Regulation S-X.

2.    Comment

      As noted in our prior comment no. 2, we would not object to your presenting "tiered" financial statements as supplemental information in addition to your consolidated financial statements if you believe they are useful and meaningful to investors. If you choose to present tiered information within your primary financial statements, it should immediately follow the corresponding consolidated financial statement. For example, if you present a tiered balance sheet, it should immediately follow your consolidated balance sheet, preferably with the word "supplemental" in the title of the tiered financial statement. Other alternatives may be to present this information either in a footnote to your primary financial statements or in a separate statement following your primary financial statements as supplemental information. In addition, when "tiered" financial statements are presented, your disclosures should include an explanation of why the information is being presented, and if presented for selective financial statements (balance sheet only, for example), you should explain why. Finally, we would expect the company's audit report to include any such supplemental statement that you file.

      Management's Responses to Comments 1 and 2

      At the SEC's request, future filings will include consolidated balance sheets and statements of cash flows without segregating automotive solutions and financial services. Assets and liabilities will be classified between current and long-term pursuant to Article 5-02 of Regulation S-X. The company has decided not to present any supplemental financial statements at this time. If the company chooses to present supplemental financial statements in the future, it will be marked as supplemental and presented immediately after the primary financial statements.

Prior Comment no. 3

3.    Comment

      We note that you have recorded current and non-current deferred costs and license fees at September 30, 2004 and 2003. With respect to these deferred costs and license fees tell us the nature of the transactions that resulted in you recording these costs/fees, your policy for recognizing these costs as an expense, the authoritative literature that applies and if applicable, how these costs relate to your deferred revenue.

      Management's Response

      As a software vendor the company uses other software vendors' solutions in developing and delivering its own software solutions. The company typically purchases these software licenses in advance and in bulk to obtain a lower per unit cost than if purchased each time we sell a solution to a customer and utilize a third party license. The company capitalizes these actual costs paid to third parties as required by FASB Concept Statement No. 6. These costs represent a future benefit as the company licenses the software, the company controls our customers' access to these licenses and the transaction giving right to the company's control of this future benefit has already occurred (FASB Concept Statement No. 6, paragraph 26). The company's policy is to expense these costs over the implementation period in which software revenues are recorded.

      Deferred costs consist of set-up and training costs for which software revenues or hosting revenues have not yet been recognized. These costs are deferred as permitted by SAB 104, Topic 13A, Section 3f, Questions 3 through 5. This guidance permits costs incurred in the acquisition of a customer contract that results in the deferral of revenues to be either expensed as incurred or accounted for in accordance with FTB 90-1 paragraph 4 or SFAS 91 paragraph 5. This guidance states that costs that are directly related to the acquisition of a contract and that would not have been incurred but for the acquisition of that contract should be deferred and charged to expense in proportion to the revenue recognized. The company's policy is to expense these deferred costs over the contract period as revenues are recognized. In future filings the company will disclose this policy regarding deferred costs.

Prior Comment no. 4

4.    Comment

      We note that you consider your hardware installation service to be software related and subject to SOP 97-2. Supplementally, clarify why your hardware installation services are considered software related when your hardware element is not software related. Tell us how you have considered EITF 03-5 when making this determination. As part of your response, clarify whether your hardware installation services include any software installation services or whether you have a separate software installation service element contained in your arrangements.

      Management's Response

      The company's arrangements include a separate hardware installation fee and a separate software training fee. There is no software installation fee as the software is loaded on the hardware prior to shipment to the customer.

      EITF 03-5 states, "In an arrangement that includes software that is more than incidental to the products or services as a whole, software and software-related elements are included within the scope of SOP 97-2. Software-related elements include software products and services such as those listed on paragraph 9 of SOP 97-2 as well as any non-software deliverable(s) for which a software deliverable is essential to its functionality. For example, in an arrangement that includes software, computer hardware that will contain the software, and additional unrelated equipment, if the software is essential to the functionality of the hardware, the hardware would be considered software-related and, therefore, included within the scope of SOP 97-2. However, because the software is not essential to the functionality of the unrelated equipment, the equipment would not be considered software-related and would, therefore, be excluded from the scope of SOP 97-2."

      The company's software is not essential to the functionality of the hardware. Therefore the hardware is not considered software-related and not included within the scope of SOP 97-2. Similarly, because the company's software is not essential to the functionality of the hardware, the software is not essential to the functionality of the hardware installation services either. Therefore, the hardware installation services are not considered software-related under EITF 03-5 and are excluded from the scope of SOP 97-2.

      Because both paragraph 4 of SOP 97-2 and paragraph 4(a)ii of EITF 00-21 require separation of leased hardware from the remainder of the arrangement using an entity's best estimate of fair value, the company has separated the leased hardware from the remainder of the arrangement and accounted for its direct financing leases of hardware in accordance with SFAS 13 as discussed in Appendix A. Unlike leased hardware, however, which is required to be separated, hardware installation is not directly addressed by SFAS
      13. Accordingly, in these situations, paragraph 4 (a) iii of EITF 00-21 requires that the separation criteria of EITF 00-21 be applied. Specifically paragraphs 8-10 of EITF 00-21 provide direction as to whether deliverables in an arrangement represent separate units of accounting. Paragraph 8 states that a vendor should evaluate all deliverables in an arrangement to determine whether they represent separate units of accounting. Paragraph 9 states, "in an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met."

             - The delivered item(s) has value to the customer on a standalone basis. That item(s) has value on a standalone basis if it is sold separately by any vendor or the customer could resell the delivered item(s) on a standalone basis.

             - There is objective and reliable evidence of the fair value of the undelivered item.

             - If the arrangement includes a general right of return, relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor.

      The company does not have evidence of fair value of the software training services which are not delivered until after hardware installation services have commenced. Therefore the company does not meet the second criteria of paragraph 9 of EITF 00-21. Accordingly, the company combined the hardware installation services with the software and software training services for revenue recognition purposes.

      Paragraph 10 of EITF 00-21 states, "The arrangement consideration allocable to a delivered item(s) that does not qualify as a separate unit of accounting within the arrangement should be combined with the amount allocable to the other applicable undelivered item(s) within the arrangement. The appropriate recognition of revenue should then be determined for those combined deliverables as a single unit of accounting.

      Paragraph 12 of SOP 97-2 states that if VSOE does not exist for the allocation of revenue to the various elements of the arrangement, and if the only undelivered element is services that do not involve significant production, modification, or customization of software (for example, training or installation), the entire fee should be recognized over the period during which the services are expected to be performed.

      Accordingly, the company has recognized revenues for software (the delivered item), software training services and hardware installation services (the undelivered items) as a single unit of accounting, over the period in which hardware installation services and software training services are provided, in accordance with this guidance.

5.    Comment

      We note that your hardware element is accounted for as a leasing arrangement in accordance with SFAS 13. Tell us the classification of your leases pursuant to the criteria in paragraphs 6 through 8 of SFAS 13. Further, tell us how you considered the disclosure requirements of paragraph 23 of SFAS 13 for your lease arrangements. We may have additional comments based on your response.

      Management's Response

      The company's leases are classified as direct financing leases. The leases are not classified as sales-type leases because the company is not considered a hardware dealer as it does not generate a dealer's profit on the sale of hardware. The company meets the criteria of paragraph 7d of SFAS 13 and both criteria of paragraph 8 of SFAS 13. In note 6 to the consolidated financial statements included in the company's annual report on Form 10-K for the year ended September 30, 2004, the company has disclosed future minimum lease payments (product financing receivables), unguaranteed residual values, unearned interest income and minimum lease payments (product financing receivables) due for the next five years. At September 30, 2004, initial direct costs were $3,141,000 and included in the line titled other of note 6 to the consolidated financial statement.

6.    Comment

      We note that you have established vendor specific objective evidence
      (VSOE) of fair value for the recurring component (software support and hardware maintenance) of your arrangements based on the renewal rate. Clarify whether your arrangements contain separate renewal rates for your software support and hardware maintenance or whether they contain one renewal rate for the recurring component. Supplementally clarify,

             - Whether you have established VSOE of the fair value for such service in accordance with paragraph 57 of SOP 97-2. If not, tell us how your current method of establishing VSOE of fair value for your software support is appropriate considering that your recurring component contains a non-SOP 97-2 deliverable.

             - How using the renewal rate to establish fair value of your hardware maintenance service complies with SFAS 13. Tell us how you apply the guidance in SFAS 13 to establish fair value of your hardware maintenance element. Further, tell us whether your hardware leasing arrangements include a separate fee for maintenance services or whether maintenance services are included in the total hardware consideration.

      Management's Response

      The company's arrangements contain separate renewal rates for hardware maintenance and software support. VSOE of fair value for software support has been determined consistent with the guidance of paragraph 57 of SOP 97-2. The software support does not contain a non-software deliverable. The company's leasing arrangements also contain a separate fee for hardware maintenance. Under SFAS 13 the company is required to separate the maintenance element from the hardware lease based on a reasonable estimate of the fair value of the maintenance element. The company believes that the separately stated fee for hardware maintenance, as validated by renewals of its customers at those rates, provides a reasonable estimate of the fair value of the hardware maintenance element.

7.    Comment

      Your response indicates that you recognize revenue for your software license, installation and training elements of your arrangements over the system implementation period as the solution becomes available for use by the customer since VSOE of fair value does not exist for these elements. Paragraph 12 of SOP 97-2 states that, "if sufficient VSOE evidence does not exist for the allocation of revenue to the various elements of the arrangement, all revenue should be deferred until the earlier of the point at which such sufficient VSOE does exist or all elements of the arrangement have been delivered." Considering this guidance, supplementally tell us why you believe that it is appropriate for you to recognize revenue on these elements of your arrangements prior to the point at which such sufficient fair value of VSOE exists for all elements of the arrangement.

      Management's Response

      The company has established VSOE of fair value for the recurring PCS element of its arrangements because the arrangements include renewal rates. Accordingly, the company allocates revenues to the PCS element and accounts for such element separately over the PCS term, which does not commence until after installation and training is complete. The remaining arrangement fee which relates to software, installation and training is recognized in accordance with the second bullet of paragraph 12 of SOP 97-2 which states that if the only undelivered element is services that do not involve significant production, modification, or customization of software (for example, training or installation), the entire fee should be recognized over the period during which the services are expected to be performed. The only undelivered elements from the one-time component are installation and training services. Accordingly, the company recognizes the one-time fees for software licenses, installation and training over the period in which the installation and training services occur, consistent with the guidance of paragraph 12 of SOP 97-2.

8.    Comment

      We note that your customers do not sign a certificate of acceptance until implementation services have been completed. Supplementally, explain how you have determined that uncertainty does not exist about customer acceptance considering that you have a business practice of allowing returns for credit during the implementation phase of your arrangements. See paragraph 20 of SOP 97-2.

      Management's Response

      The certificate of acceptance (C of A) was a document between the customer and our wholly owned finance subsidiary. This document had been used for more than ten years for the purpose of initiating the invoicing of the monthly lease payment. The C of A did not give the customer the right to return the system or in any way cancel the original customer order or obligation. The company has separate legal contracts for the finance subsidiary activity to facilitate any potential sale of receivables to third parties.

      In 2002, the company stopped requiring a certificate of acceptance. Thirty days after the end of software training the finance subsidiary pays the parent company and activates the lease, which begins the payment cycle from the customer. The customer no longer signs a certificate of acceptance.

      In the past when the company required acceptance certificates, the customer's acceptance was based on subjective matters, and as a result, was evaluated by the company similar to other general rights of return provided to customers in accordance with SAB Topic 13A 3(b) Question 1(b). As mentioned in our previous response letter, the company has established a credit memo reserve based on historical experience as required by SFAS 48.

9.    Comment

      Your response states that documents are normally sold apart from software in a separate contract without any other elements. Supplementally tell us how your revenue recognition is impacted when documents are included as an element of your software arrangements. As part of your response, clarify whether you have established fair value of your documents element in accordance with EITF 00-21.

      Management's Response

      To clarify, documents are not sold with or bundled with software. A software contract may include the separate pricing, which equals fair value, of documents as part of the agreement. This would happen on rare occasions. Documents are ordered, shipped and invoiced separately from software.

10.   Comment

      Your disclosure for multiple elements does not appear to fully comply with the requirements of SAB 104, Topic 13.B Question 1, to clearly state the accounting policy for each unit of accounting as well as how units of accounting are determined and valued. Supplementally, tell us how you plan to more fully comply with this guidance.

      Management's Response

      The company will expand the disclosure in the revenue recognition section in its summary of significant accounting policies footnote. The revised wording is attached as Appendix A and will be included in the company's next quarterly filing for the period ended June 30, 2005.

Prior Comment no. 6

11.   Comment

      We note that you have classified hosting revenue as software even though you have concluded that your hosting revenue is outside the scope of SOP 97-2 based on the provisions of EITF 00-3. As paragraph 5 of EITF 00-3 states that such arrangements are considered "service contracts", revenue derived from such arrangements should be classified as service revenue. Supplementally, tell us how you plan to comply with this guidance.

      Management's Response

      At the SEC's request, the company will report revenues from hosting services with service revenues in future filings. The company does not believe that its revenues from hosting services were material in any of the three years ended September 30, 2002, 2003 or 2004. Hosting revenues were $2,216,000 in 2002 (.2% of total revenues), $11,587,000 in 2003 (1.1%
      of total revenues) and $27,119,000 in 2004 (2.8% of total revenues).

Prior Comment no. 7

12.   Comment

      Your response states, in part, that you continually develop new applications that integrate with your core system. Supplementally, clarify whether you are required to or have a practice of delivering any new applications that you develop to your customers during the financing period. If so, tell us whether these deliverables are considered specified upgrade rights, unspecified upgrade rights or additional software products based on the guidance of SOP 97-2 and how you account for such rights.

      Management's Response

      The statement in management's response dated April 12, 2005, referred to the company's new product development efforts. The company is not required to deliver any new applications during the financing period or at any other time. The company does have a practice of enhancing its existing software from time to time, but is under no obligation to do so. These enhancements are made available when and if available at no additional charge to customers that enter into a software support agreement. These enhancements are considered unspecified upgrades and considered a part of PCS according to SOP 97-2 paragraph 56. The company recognizes revenue for software support (i.e. PCS), including unspecified upgrades, on a straight-line basis over the contractual PCS term.

Note 12. Segment Reporting, page 55

Prior Comment no. 10

13.   Comment

      Your response indicates that the way you have grouped similar services in the Form 10-Q for the quarter ended December 31, 2004 is appropriate based on the provision of paragraph 37 of SFAS 131. However, we note that you have grouped all your services for your Software Solution segment into one amount. Supplementally, tell us why the services classified in your Software Solutions segment, including hosting, installation, training, hardware maintenance and software support, are similar.

      Management's Response

      The company's present services disclosure includes revenues from installation, training, consulting, hardware maintenance and transaction-based services. It does not include hosting revenues because these were reported as software under products revenues. The company has agreed to report hosting revenues as services in future filings. Hosting revenues were not material in prior filings. See management's response to comment 11.

      Software support is not included with services, but reported under products as software. The software support fees include the right to software enhancements or maintenance, such as updates to payroll tax rates, etc., in addition to the right to call the company for technical assistance. In some instances the company has sold a term software license and bundled the software license, software enhancements and technical support into one monthly fee which is recognized as revenue on a straight-line basis over the term of the software license. It is not practical to separate the bundled monthly software fee into product and service components because these items are never sold apart from one another and are not priced separately. The company also manages the monthly software fee as one product line and has no internal financial statements that separate software enhancements from technical assistance.

      The company's services offerings include installation, training, consulting and hardware maintenance. In determining if these services are similar, the company considered the following criteria.

             - The nature of the products and services - Installation, training, consulting and hardware maintenance services all involve people providing computer services. These computer services all relate to implementing or maintaining a computer system for the company's customers. These services involve preparing hardware for use, teaching customers how to use the software, improving processes in the dealership to take advantage of software capabilities and ensuring that hardware, once installed, operates smoothly. The company markets this "turnkey" or "one-stop" approach to customers, selling a complete computer system and related services in a single transaction, providing customers one point of contact for the entire solution.

             -    The type or class of customer for their products and services
                  - The company's services are provided to one type of customer, being automobile dealers.

             - The methods used to distribute their products or provide their services - The company's installation, training, consulting and hardware maintenance services are delivered by service personnel employed by the company and located throughout the U.S. and Canada. The company prices installation, training, consulting and hardware installation services either per unit (per day or time/materials) or as a package (i.e. software training package or hardware maintenance contract).

      After reviewing the criteria above and in paragraph 37, the company believes that these installation, training, consulting and hardware maintenance services are similar, as opposed to hosting services which the company will report separate from these services in future filings.

      The company has also identified other services that are transaction-based as opposed to the delivery of installation, training, consulting or hardware maintenance services by employees. These transaction-based services provide the company revenues based on the number of customer transactions processed (i.e. the number of credit reports). These transaction based services represented 5.8% of total revenues for the quarter ended December 31, 2004, 6.1% for the year ended September 30, 2004, 6.7% for the year ended September 30, 2003 and 7.0% for the year ended September 30, 2002. The Company will report these transaction-based services separately in future filings.

Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2005

Statements of Consolidated Income (Unaudited), page 3

14.   Comment

      We note your presentation of Basic and Diluted Earnings Per common share. Tell us why you have not disclosed reconciliations of the numerators and denominators for your earnings per share computations pursuant to paragraphs 40 and 41 of SFAS 128. In addition, considering you have Class A and Class B common stock, tell us what consideration you have given to the two-class method for computing earnings per share pursuant to EITF 03-6.

      Management's Response

      The company disclosed in its annual report on Form 10-K that the numerator in both the basic and diluted earnings per share calculations is net income. The only reconciling item between the denominator used in the basic earnings per share calculation and the denominator used in the diluted earnings per share calculation is the effect of employee stock options and restricted stock awards. In future filings, the company will include this disclosure and reconciliation in the footnotes to its interim consolidated financial statements, as well as in its annual consolidated financial statements, in accordance with SFAS 128.

The company does have two classes of common stock. The following disclosure was included in note 8 to the company's September 30, 2004 consolidated financial statements.

      - Dividends on Class A common shares must be twenty times the dividends on Class B common shares and must be paid simultaneously. Each share of Class A common and Class B common is entitled to one vote. The Class B common shareholder may convert twenty Class B common shares to one share of Class A common. The company has reserved sufficient authorized Class A common shares for Class B conversions and stock-based compensation plans.

      - Each outstanding Class A common share has one preferred share purchase right. Each outstanding Class B common share has one-twentieth of a right. Rights become exercisable if a person or group acquires or seeks to acquire, through a tender or exchange offer, 15% or more of the company's Class A common shares. In that event, all holders of Class A common shares and Class B common shares, other than the acquirer, could exercise their rights and purchase preferred shares at a specified amount. At the date of these financial statements, except for the preferred share purchase rights, the company had no agreements or commitments with respect to the sale or issuance of the preferred shares and no preferred shares were outstanding.

The company' Class A common and Class B common shares are not participating securities as described in paragraph 8 of EITF 03-6 and paragraph 60(a) of SFAS
128. Participating securities are defined as, "securities that may participate in dividends with common stocks according to a predetermined formula (for example, two for one) with, at times, an upper limit on the extent of participation (for example, up to, but not beyond, a specified amount per share)." Participating securities may participate in dividends with common stocks, they are not common stocks themselves. The company's Class A common and Class B common shares are both common shares. Both Class A common and Class B common shares have the right to vote, the right to share in earnings and the right to share in assets on liquidation.

Issue 7 of EITF 03-6 provides examples to illustrate the application of the two-class method of computing basic earnings per share for an entity that has participating convertible preferred stock and participating and an entity that has participating convertible bonds. The company's Class A common and Class B common shares are not convertible preferred stock or convertible debt.

Based on the guidance in SFAS 128 and EITF 03-6, the company believes that determining basic and diluted earnings per share using the if-converted method is appropriate.

Note 2. Reclassifications, page 6

15.   Comment

      We note that you have made significant changes to your previously reported consolidated balance sheets and statements of cash flows related to classifications of auction rate securities from cash equivalents to short-term investments. Supplementally, explain to us how you determined that prospective disclosure of these changes was appropriate and tell us what consideration you gave to characterizing these changes as restatements and amending previously filed Exchange Act reports. In addition, tell us how you considered this change in concluding that your disclosure controls and procedures were effective as of September 30, 2004 and December 31, 2004.

      Management's Response

      The company considered the following qualitative and quantitative factors from SAB 99 in reaching the conclusion that no amendment of prior filings was required as of September 30, 2004 and December 31, 2004.

            - There was not a material impact on current assets because the company's auction rate securities were classified as short-term marketable securities.

            -     There was no impact on net income.

            -     There was no impact on operating cash flows.

            - The reclassification of the company's investments in auction rate securities would not have affected the financial results of a segment or another portion of the business that has been identified as playing a significant role in operations or profitability.

            - The company's debt covenants were not affected because the only debt covenants are minimum interest coverage and consolidated leverage ratios.

            - The classification of the company's investments in auction rate securities did not have any impact on management's compensation.

            - The classification of the company's investments in auction rate securities did not involve or conceal an unlawful transaction.

            - The reclassification of the company's investments in auction rate securities would not have changed a reasonable person's investment decision because the investments are so readily marketable.

            - The reclassification of the company's investments in auction rate securities would not have caused a significant positive or negative market reaction.

            - The following table lists the financial statement line items affected by the reclassification. Subtotals have not been shown and all amounts are in thousands of dollars.

                                        September 30, 2004                   December 31, 2004
                                 Original    Revised      Change      Original    Revised      Change
                                 --------    -------     -------      --------    -------     -------
INCOME STATEMENTS
No changes

BALANCE SHEETS
Cash                             $116,792    $79,772    ($37,020)     $138,929    $81,989    ($56,940)
Marketable Securities            $      0    $37,020     $37,020      $      0    $56,940     $56,940

CASH FLOW STATEMENTS
Marketable securities purchased  $      0   ($27,100)   ($27,100)     $      0   ($28,000)   ($28,000)
Marketable securities sold       $      0    $19,180     $19,180      $      0    $ 8,080     $ 8,080

            Based on the above factors and considering SAB 99, the company determined that no amendment to its prior filings is required; therefore prospective disclosures do not constitute a material weakness in the company's disclosure controls and procedures.

16.   Comment

      We note that you have determined to classify your auction rate securities as current. Supplementally, tell us whether any of the securities that have been classified as current have long-term maturity dates. If so, justify the classification as current by addressing how you determined that you have a reasonable expectation of completing a successful auction within a subsequent twelve-month period. Refer to SFAS 115, paragraph 17 and ARB No. 43, Chapter 3A. Further, tell us what consideration you gave to disclosing the actual maturity dates of these securities and the judgments and assumptions involved in determining the classification.

      Management's Response

      In the company's balance sheet as of September 30, 2004, included in Form 10-Q for the quarter ended March 31, 2005, the company did classify all investments in auction rate securities as current assets. The underlying securities did have long-term maturity dates. The company's investments in these securities went to auction every 7 to 35 days. If the company did not bid on the security, then the company's investment was sold to another bidder. The company has never been involved in a failed auction and failed auctions regarding auction rate securities are extremely rare. So effectively, the company's investment had a much shorter maturity than the maturity of the underlying security. The company's past experience as well as the experience of the industry gave the company a reasonable expectation that a successful auction would be completed within a twelve month period.

      The company's investments in auction rate securities are considered available-for-sale because they do not meet the SFAS 115 definitions of either held-to-maturity securities or trading securities. The company's investments in auction rate securities do not meet the definition of held-to-maturity securities because the company does not have the intent to hold the investments until maturity (paragraph 7 of SFAS 115). The company's investments in auction rate securities do not meet the definition of trading securities because the company does not engage in active buying and selling of securities with the objective of generating profit on short-term differences in price (paragraph 12(a) of SFAS 115).

      ARB 43, chapter 3A, paragraph 4 states, "for accounting purposes, the term current assets is used to designate cash and other assets or resources commonly identified as those which are reasonably expected to be realized in cash or sold or consumed during the normal operating cycle of the business. Thus the term comprehends in general such resources as... (f) marketable securities representing the cash available for current operations,...." ARB 43, chapter 3A, paragraph 5 states, "A one-year time period is to be used as a basis for the segregation of current assets in cases where there are several operating cycles occurring within a year." Accordingly, the investments in auction rate securities were classified as current assets because the investments in auction rate securities were reasonably expected to be realized in cash within one year.

      The company did not consider disclosing the underlying maturity dates of these securities because the company reasonably expected to realize its investments in auction rate securities in cash within one year. The company sold all of its investments in auction rate securities in March 2005.

17.   Comment

      We note you have revised your consolidated statements of cash flows to comply with SEC guidance. We also note from your disclosure that prior to revising your cash flows, inter-company receivables, which were included in trade receivables, were historically included in operating activities. It appears from this disclosure that inter-company receivables are recorded in trade receivables and have not been eliminated in consolidation. Confirm to us that all inter-company balances have been eliminated in your financial statements and that there are no inter-company receivables or payables recorded in your consolidated balance sheet.

      Management's Response

      All inter-company balances, both receivables and payables, have been eliminated from the company's balance sheet and have always been eliminated from the company's balance sheet. Prior to making revisions to present a consolidated statement of cash flows (see comment 1), the company presented cash flows from automotive solutions separately from financial services cash flows. In preparing these separate cash flow statements, trade receivables from financial services were not eliminated in preparing the automotive solutions cash flow statement. Now that the company is presenting a consolidated statement of cash flows, the inter-company receivables have been eliminated. That is why the change in inter-company receivables is a reconciling item when comparing the combined separate cash flow statements to the consolidated statement of cash flows.

Controls and Procedures, page 20

18.   Comment

      We note that your Chief Executive Officer and Chief Financial Officer have concluded the company's disclosure controls and procedures are effective "after implementing the aforementioned actions". Given the exception noted, it remains unclear whether your Chief Executive Officer and Chief Financial Officer have concluded that your disclosure controls and procedures are effective as of March 31, 2005. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your Chief Executive Officer and Chief Financial Officer on the effectiveness of your internal controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective. You should not however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent they are not effective. We refer you to Exchange Act Rule 13a-15, Item 307 of Regulation S-K and SEC Release No. 33-8238.

      Management's Response

      Finbarr J. O'Neill, the company's Chief Executive Officer, and Dale L. Medford, the company's Chief Financial Officer, have conducted an evaluation of the effectiveness of the company's disclosure controls and procedures pursuant to Exchange Act Rule 13a-15 as of March 31, 2005, and each has concluded that such disclosure controls and procedures are effective in ensuring that all material information required to be disclosed in our periodic reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission's rules and forms. This evaluation included the segregation of duties concerns in the company's small European operations, which the certifying executives found to be insignificant and of no effect to their conclusions because of such immateriality. The company conservatively chose to mention the matter to inform investors fully of the Section 404 process the company is undertaking. There have been no changes to internal controls over financial reporting during the quarter ended March 31, 2005, that have materially affected or are reasonably likely to materially affect, the company's internal control over financial reporting. The company will make sure that the effectiveness of disclosure controls and procedures is more clearly communicated in future filings.

19.   Comment

      Supplementally, tell us whether you considered the "segregation of duties concerns" to be a material weakness. If it is a material weakness expand your disclosure to describe the factors you considered in determining that your disclosure controls and procedures were effective as of March 31, 2005.

      Management's Response

      The segregation of duties concerns did not constitute a material weakness in the company's disclosure controls and procedures as of March 31, 2005. The company wanted to keep investors informed regarding the company's findings and corrective actions as part of complying with Section 404 of the Sarbanes-Oxley Act of 2002. In future filings the company will clearly state whether a discovery constitutes a material weakness in the company's disclosure controls and procedures.

20.   Comment

      We note in your disclosure that "...except as mentioned above, there have been no changes in the company's internal controls over financial reporting that occurred during the fiscal period covered by this quarterly report that has materially affected, or is reasonably likely to materially affect, the company's internal controls over financial reporting". Revise, to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect your internal control over financial reporting.

      Management's Response

      There have been no changes to internal controls over financial reporting during the quarter ended March 31, 2005, that have materially affected or are reasonably likely to materially affect, the company's internal control over financial reporting. The changes to correct the segregation of duties concerns are immaterial and their mention should not be taken to imply that such changes constitute material changes to the company's overall internal controls over financial reporting. The company will make sure that any material changes to the company's internal control over financial reporting are clearly communicated in future filings.

The Company acknowledges that:

      - The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

      - Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      - The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

The Company believes that the information included above is responsive to the comments raised by the staff. Please contact Stephen A. DeLong, Vice President, Controller at (937) 485-1010 or myself at (937) 485-1900 regarding any additional questions or comments regarding our responses.

Sincerely,

Finbarr J. O'Neill
President and Chief Executive Officer

                                                                      APPENDIX A

REVENUE RECOGNITION

AUTOMOTIVE SOLUTIONS

Revenues from software license fees are accounted for in accordance with American Institute of Certified Public Accountants (AICPA) Statement of Position
(SOP) 97-2, "Software Revenue Recognition." The company recognizes revenue when
(i) persuasive evidence of an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the sales price is fixed or determinable; and
(iv) collectibility is reasonably assured. The application of SOP 97-2 requires judgment, including whether a software arrangement includes multiple elements (as defined in Emerging Issues Task Force (EITF) Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables"), and if so, whether vendor-specific objective evidence of fair value exists for those elements. The company's software arrangements include computer hardware, software licenses, hardware installation, software training, hardware maintenance and software support. Hardware is leased by customers under direct financing leases. The accounting for these direct financing leases is governed by Statement of Financial Accounting Standards Statement No. 13, which requires hardware revenue equal to the fair value of the hardware to be recognized as revenue upon shipment to customers. The fair value of the company's hardware approximates the cost of the hardware. Software licenses, hardware installation and software training are not individually valued under SOP 97-2 and are recognized as revenue over the period in which the hardware installation and software training services are expected to be performed. Post contract support revenues, consisting of hardware maintenance and software support revenues, are valued based on renewal rates included in the arrangements and revenue is recognized ratably over the contract period as services are performed. Software revenues which do not meet the criteria set forth in EITF Issue No. 00-3, "Application of AICPA SOP 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity's Hardware," are considered service revenues and are recorded ratably over the contract period as services are provided. Consulting revenues are recorded as services are performed. Sales of documents products are recorded when title passes upon shipment to customers.